

Investor Update

BROWN SHOE COMPANY, INC.

June 2009

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

Investor update contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) the timing and uncertainty of activities and costs related to the Company's information technology initiatives, including software implementation and business transformation; (ii) potential disruption to the Company's business and operations as it implements its information technology initiatives; (iii) the Company's ability to utilize its new information technology system to successfully execute its growth strategy; (iv) changing consumer demands, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (v) intense competition within the footwear industry; (vi) compliance with applicable laws and standards with respect to lead content in paint and other product safety issues; (vii) rapidly changing fashion trends and purchasing patterns; (viii) customer concentration and increased consolidation in the retail industry; (ix) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (x) the Company's ability to attract and retain licensors and protect its intellectual property; (xi) the Company's ability to secure/exit leases on favorable terms; (xii) the Company's ability to maintain relationships with current suppliers; and (xiii) the Company's ability to successfully execute its international growth strategy. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report on Form 10-K for the year ended January 31, 2009, which information is incorporated by reference herein and updated by the Company's Quarterly Reports on Form 10-Q. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.
  - June 10, 2009



NOTE:
The Company did not issue formal earnings per share guidance for either full-year or quarterly 2009 in its earnings releases and conference calls. However, it did supply a perspective on a number of operating metrics and this book does not represent an interim change, update, or affirmation of these metrics.



Brown Shoe is…

130 Year-Old Footwear Marketer

- **Brands Consumers Trust**
    - Globally recognized brands
    - Famous Footwear – leading family branded footwear retailer
    - Naturalizer – one of the world's largest women's brands
    - Dr. Scholl's – iconic provider of comfort for feet
    - Diversified portfolio that spans categories and channels
    - Strong value position

- **Vast Sourcing, Design, & Distribution Expertise**
    - More than 600 people across sourcing offices in China
    - Leading-edge design studios



- **Strong Balance Sheet & Cash Flow**
    - Inventory management
    - Solid liquidity
    - Dividend paid in 346 consecutive quarters

- **Trusted Long-Term Partnerships With Suppliers, Vendors, & Retailers**



- **Synergistic Multi-Channel Platform**

Brown Shoe - $2.3 Billion in Sales

All data shown is for the trailing 12 month period as of May 2, 2009

Segment Sales



Wholesale **31%**

Retail **69%**

Brand Sales



naturalizer.

Dr Scholl's

Famous Footwear™

Other Brands

Famous Footwear Category Breakdown



Men's Athletic **21%**

Women's Fashion **28%**

Men's Fashion **16%**

Accessories **5%**

Kid's Athl. **9%**

Fash. **6%**

Women's Athletic **15%**

Wholesale Sales Channel Mix



Spec. Stores **20%**

Dept. Stores **18%**

Mid-Tier **31%**

Mass **31%**

Brown Shoe Platform

A global footwear company with an integrated, synergistic wholesale-retail platform


Retail
Wholesale
E-commerce
B&H FOOTWEAR
naturalizer
Famous Footwear
naturalizer
Dr Scholl's
shoes.com
VERA WANG LAVENDER
VIA SPIGA
ETIENNE AIGNER
FRANCO SARTO
Sam Edelman
CARLOS
LifeStride
Buster Brown
naturalsoul
Fergie
NICKELS

- More than 1,400 total retail doors
- Significant sales penetration at most leading retailers
- Integrated ecommerce platform for all BWS brands

- World class global sourcing network. Sourced 63 million pairs at wholesale and sold 40 million at retail
- 15%+ of Famous Footwear sales from BWS brands
- Cross-skilled talent base



Current Initiatives

- **Maximizing Profitability and Liquidity**
    - Expect to generate positive EBIT and net earnings in 2009
    - Expense and capital containment initiatives
        - Expect $35 million in SG&A savings
        - Reduced planned capex by appx. $100 million from 2009 to 2011 time period
    - IT infrastructure initiatives – additional $12 to $18 million in annual savings
    - First quarter average per store inventory at Famous Footwear down 5.1% versus last year
    - Reduced store opening plan for 2009 to flat to 15 net closings; expect net closings of 30 stores in 2010 and 2011
    - Focus on store portfolio productivity



- **Utilize Strengths to Gain Market Share**
    - Investing in the core: Famous Footwear, Naturalizer, Dr. Scholl's
    - Further penetration of vertical brands
    - Leveraging marketing and CRM across enterprise
    - Efficient distribution network

- **Develop New Brands and Businesses**
    - International expansion
    - Sam Edelman
    - Fergie













Leading family branded footwear retailer with over 1,100 stores in all 50 states

- **Great Brands, Great Value**
  - More than 80 top footwear brands including Nike, Skechers, New Balance, DC, adidas, Converse, Dr. Scholl's, Steve Madden, Puma, Naturalizer, and LifeStride
  - Rewards members account for approximately 60% of sales

- **Vertical Synergies**
  - 15+% of sales from Brown Shoe wholesale brands
  - Developing new and exciting internally-developed brand offerings for our stores

- **Real Estate**
  - Increasing return requirements on current and new stores
  - Plan 2009 net openings to be flat to down 15 stores and expect to close net 30 stores in each of 2010 and 2011
  - Market optimization

- **"Make Today Famous"**
  - Largest branding effort in company history to launch for Back-to-School 2009
  - Television, radio, print, viral videos
  - Focused on the brands and the consumer shoe shopping experience










beautiful feels so good

- **Global brand with distribution in 52 countries**
  - $500 million in sales at retail around the world

- **Product Technology**
  - Strong response to New N5 comfort technology system
    - Flexible, Light, Balanced, Soft, Breathable
  - Global design studio opened in Spring '09
  - New comfort system for NaturalSoul
  - Developing new eco-friendly materials to offer "green" products at a great price



- **Multi-Channel**
  - Approximately 250 branded specialty stores in North America
  - Unified retail / wholesale platform
  - Focused messaging across channels
  - Driving value price points through our own channels



- **Lifestyle Brand**
  - Delivering a strong value proposition for the consumer with comfort, style, and quality
  - Work, Play, Everyday



naturalizer
beautiful feels so good











feeling good...feet first!





feel crazy NOW!



- **Iconic Global Comfort Brand**
  - Spans genders, ages, categories, channels
  - Footwear sold in more than 8,000 doors
  - The Original Dr. Scholl's Exercise Sandal was the original wellness shoe

- **Unique, Patented Comfort Technology & Design**
  - Commitment to create the most comfortable shoes in the world

- **Partnerships**
  - Schering-Plough
  - Wal-Mart
  - Famous Footwear

- **Expanding Categories and Distribution**
  - Mid-Tier
  - Dr. Scholl's Work with TX Traction
  - Dr. Scholl's Studio
  - Natural Sport featuring Dr. Scholl's Massaging Gel
  - "Green" product



Long-Term Growth and Profit Drivers

1. **Build Powerful Consumer Brands**
   - Grow brand equity of flagship brands
   - Test, incubate and grow new brands
   - Search for strategic opportunities that fit our growth criteria

2. **Drive Brands Through Owned Retail**
   - Leverage vertical and multi-channel businesses
   - Maximize owned-distribution and owned-branded assets

3. **Expand Our Brands to Global Markets**
   - Extend existing brands to international markets
   - Build and acquire brands with international demand

4. **Invest in Growing Markets**
   - Target new and fast-growing markets and channels of distribution

5. **Drive Operational Excellence and Maximize Synergies**
   - Expense and Capital Containment Initiatives, Real Estate Strategy, Inventory Management
   - Implementing enterprise-wide information systems to support and leverage our operations





Outlook for 2009

The Company has provided perspective on certain operating and balance sheet metrics to enhance transparency and provide insight into management expectations. The below metrics were provided on May 27,2009 and this should not be considered an interim change, update, or affirmation of these metrics. All following metrics are for the full-year unless otherwise noted.

Consolidated Net Sales:	$2.2 to $2.3 billion
Famous Footwear:	mid-single digit decline in same-store sales and store opening plan of flat to 15 net closings
Wholesale:	mid-single digit decrease for the segment with high-single digit decline of existing brands and continued decline of private label business, to be partially offset by growth in new brands.
SG&A:	38.8% to 39.2% of net sales, includes approximately $35 million in savings from expense and capital containment initiatives; also includes $8 to $9 million in expense for IT initiatives
Taxes:	expects a tax benefit in 2009, but at lower levels than in 2008
Depreciation & Amortization:	$53 to $55 million
Interest Expense, Net:	$21 to $22 million
Capital Expenditures:	$55 to $60 million, primarily related to information technology initiatives, logistics network, new stores and remodels, and general infrastructure
Other:	The Company expects to generate positive EBIT, net Income, and cash flow for full-year 2009 on both a GAAP and Non-GAAP basis. The Company currently expects a loss in the second quarter of 2009, but at narrower levels than in the first quarter of 2009.

